                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 2)

                       AMERICAN INDUSTRIAL PROPERTIES REIT
                                (Name of Issuer)

            SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    026791103
                                 (CUSIP Number)

                                T. PATRICK DUNCAN
                            USAA REAL ESTATE COMPANY
                        8000 ROBERT F. MCDERMOTT FREEWAY
                              IH-10 WEST, SUITE 600
                          SAN ANTONIO, TEXAS 78230-3884
                                 (210) 498-7541
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                JANUARY 20, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 30 Pages)

CUSIP NO. 026791103                     13D                   Page 2 of 29 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      United Services Automobile Association
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   1,674,087 Shares of Beneficial Interest
                                     (See Item 5)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,674,087 Shares of Beneficial Interest
                                     (See Item 5)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,674,087 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.4% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

CUSIP NO. 026791103                     13D                   Page 3 of 29 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      USAA Capital Corporation
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   1,674,087 Shares of Beneficial Interest
                                     (See Item 5)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,674,087 Shares of Beneficial Interest
                                     (See Item 5)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,674,087 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.4% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

CUSIP NO. 026791103                     13D                   Page 4 of 29 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      USAA Real Estate Company                       Employer Tax ID #74-2237999
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   1,674,087 Shares of Beneficial Interest
                                     (See Item 5)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,674,087 Shares of Beneficial Interest
                                     (See Item 5)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,674,087 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.4% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

CUSIP NO. 026791103                     13D                   Page 5 of 29 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      USAA Investors I, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   96,020 Shares of Beneficial Interest
                                     (See Item 5)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     96,020 Shares of Beneficial Interest
                                     (See Item 5)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      96,020 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

CUSIP NO. 026791103                     13D                   Page 6 of 29 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      USAA Investors II, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   191,563 Shares of Beneficial Interest
                                     (See Item 5)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     191,563 Shares of Beneficial Interest
                                     (See Item 5)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      191,563 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

CUSIP NO. 026791103                     13D                   Page 7 of 29 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      USAA Properties III, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   107,634 Shares of Beneficial Interest
                                     (See Item 5)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     107,634 Shares of Beneficial Interest
                                     (See Item 5)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      107,634 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

CUSIP NO. 026791103                     13D                   Page 8 of 29 Pages


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      USAA Properties IV, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)                                                                   [ ]
      (b)                                                                   [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   92,959 Shares of Beneficial Interest
                                     (See Item 5)
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     92,959 Shares of Beneficial Interest
                                     (See Item 5)
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      92,959 Shares of Beneficial Interest (See Item 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*Based on the assumptions stated by virtue of Rule 13d-3(d)

     This Amendment No. 2 supplements and amends the Statement on Schedule 13D filed on December 20, 1996 (as amended, the "Schedule 13D") by United States Automobile Association, USAA Capital Corporation, and USAA Real Estate Company. Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND.

     Item 2 is hereby amended by deleting it in its entirety and substituting the following therefor:

           This Statement on Schedule 13D is being filed jointly by (i) United Services Automobile Association, a reciprocal interinsurance exchange under the Texas Insurance Code ("USAA"), (ii) USAA Capital Corporation, a Delaware corporation ("USAA-CC"), (iii) USAA Real Estate Company, a Delaware corporation ("Realco"), (iv) USAA Investors I, Inc., a Texas corporation ("USAA-I"), (v) USAA Investors II, Inc., a Texas corporation ("USAA-II"), (vi) USAA Properties III, Inc., a Texas corporation ("USAA-III"), and (vii) USAA Properties IV, Inc., a Texas corporation ("USAA-IV," and collectively with USAA, USAA-CC, Realco, USAA-I, USAA-II, and USAA-III, the "Reporting Parties"). USAA is the sole stockholder of USAA-CC; USAA-CC is the sole stockholder of Realco; and Realco is the sole shareholder of each of USAA-I, USAA-II, USAA-III, and USAA-IV.

           The principal business of USAA is the underwriting of property and casualty insurance. The principal business of USAA-CC is to engage, through its subsidiaries, in various investment activities. The principal business of Realco is to engage in diversified investment in real estate operating companies and real estate, including commercial and industrial properties operating or located in Texas and in other parts of the United States. Prior to the RELP I Merger (as defined below), the principal business of USAA-I was to operate as the sole general partner of USAA Real Estate Income Investments I, A California Limited Partnership ("RELP I"), which owned certain real estate properties in California and Florida. Prior to the RELP II Merger (as defined below), the principal business of USAA-II was to operate as the sole general partner of USAA Real Estate Income Investments II Limited Partnership, a Texas limited partnership ("RELP II"), which owned certain real estate properties in Florida and Illinois, and an interest in a joint venture owning real estate property. Prior to the RELP III Merger (as defined below), the principal business of USAA-III was to operate as the sole general partner of USAA Income Properties III Limited Partnership, a Delaware limited partnership ("RELP III"), which owned certain real estate properties in Arizona, California and Florida. Prior to the RELP IV Merger (as defined below), the principal business of USAA-IV was to operate as the sole general partner of USAA Income Properties IV Limited Partnership, a Delaware limited partnership ("RELP IV"), which owned certain real estate properties in California and Missouri, and an interest in a joint venture owning real estate property. The present principal business of each of USAA-I, USAA-II, USAA-III, and USAA-IV is to hold its respective investment in the Company.

           The address of the principal business and the principal office of each of USAA and USAA-CC is USAA Building, 9800 Fredericksburg, San Antonio, Texas 78288. The address of the principal business and the principal office of each of Realco, USAA- I, USAA-II, USAA-III, and USAA-IV is 8000 Robert F. McDermott Freeway, IH-10 West, Suite 600, San Antonio, Texas 78230-3884.

           Appendix A hereto, which is incorporated herein by this reference, sets forth the name, the residence or business address, and the present principal occupation or employment (including the name, principal business, and address of any corporation or other organization in which such employment is conducted) of the directors and executive officers of the Reporting Parties.

           None of the Reporting Parties and, to their knowledge, none of the persons identified in Appendix A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended to add the following:

           On June 30, 1997, (i) RELP I entered into the Amended and Restated Plan and Agreement of Merger with the Company (the "RELP I Merger Agreement"), providing for the merger of RELP I with and into the Company (the "RELP I Merger"); (ii) RELP II entered into the Amended and Restated Plan and Agreement of Merger with the Company (the "RELP II Merger Agreement"), providing for the merger of RELP II with and into the Company (the "RELP II Merger"); (iii) RELP III entered into the Amended and Restated Plan and Agreement of Merger with the Company (the "RELP III Merger Agreement"), providing for the merger of RELP III with and into the Company (the "RELP III Merger"); and (iv) RELP IV entered into the Amended and Restated Plan and Agreement of Merger with the Company (the "RELP IV Merger Agreement"), providing for the merger of RELP IV with and into the Company (the "RELP IV Merger" and, collectively with the RELP I Merger, the RELP II Merger, and RELP III Merger, the "Mergers"). A form of Merger Agreement is attached as Exhibit 10.11 hereto.

           On January 20, 1998, (i) the RELP I Merger became effective and, as a result, each unit of limited partnership interests in RELP I (each, a "RELP I Unit") was converted into the right to receive 15.90 Shares; (ii) the RELP II Merger became effective and, as a result, each unit of limited partnership interests in RELP II (each, a "RELP II Unit") was converted into the right to receive
     28.63 Shares; (iii) the RELP III Merger became effective and, as a result, each unit of limited partnership interests in RELP III (each, a "RELP III Unit") was converted into the right to receive 16.60 Shares; and (iv) the RELP IV Merger became effective and, as a result, each unit of limited partnership interests in RELP IV (each, a "RELP IV Unit") was converted into the right to receive 15.14 Shares. Accordingly, on January 20, 1998,
     (i) the 6,039 RELP-I Units held by USAA-I immediately prior to the effectiveness of the RELP I Merger were converted into the right to receive 96,020 Shares; (ii) the 6,691 RELP-II Units held by USAA-II immediately prior to the effectiveness of the RELP II Merger were converted into the right to receive 191,563 Shares; (iii) the 6,484 RELP-III Units held by USAA-III immediately prior to the effectiveness of the RELP III Merger were converted into the right to receive 107,634 Shares; and (iv) the 6,140 RELP-IV Units held by USAA-IV immediately prior to the effectiveness of the RELP IV Merger were converted into the right to receive 92,959 Shares.

ITEM 4.    PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

           As more fully described in the Joint Proxy Statement/Prospectus dated November 14, 1997 forming a part of the Company's Registration Statement on Form S-4 (No. 333-31823) and the supplements thereto, the purpose of the Mergers was to give limited partners of RELP I, RELP II, RELP III, and RELP IV the ability to participate in a strategic business combination with a publicly-traded real estate investment trust ("REIT") with compatible properties in existing and new markets in order to take advantage of the growth in the REIT industry and real estate markets in general, with the opportunity to liquidate their investment through the sale of the publicly-traded shares or retain their investment indefinitely.

           The Reporting Parties may at any time and from time to time acquire additional Shares, dispose of Shares or take such other actions with respect to the Company or any of its securities as the Reporting Parties, in their discretion, may deem to be desirable or appropriate.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

           Immediately following the consummation of the Mergers, (i) Realco owned directly 1,185,911 Shares (which includes 544,962 Shares issued to Realco on December 1, 1997 upon conversion of the Modified Notes), constituting 12.4% of the total number of Shares, (ii) USAA-I owned directly 96,020 Shares, constituting 1.0% of the total number of Shares, (iii) USAA-II owned directly 191,563 Shares, constituting 2.0% of the total number of Shares, (iv) USAA-III owned directly 107,634 Shares, constituting 1.1% of the total number of Shares, and (v) USAA-IV owned directly 92,959 Shares, constituting 1.0% of the total number of Shares.

           By reason of the relationships described in Item 2 above, (i) USAA, USAA-CC and Realco may be deemed to have shared voting and dispositive power with respect to the 1,185,911 Shares owned directly by Realco, (ii) USAA, USAA-CC, Realco, and USAA-I may be deemed to have shared voting and dispositive power with respect to the 96,020 Shares owned directly by USAA-I, (iii) USAA, USAA-CC, Realco, and USAA-II may be deemed to have shared voting and dispositive power with respect to the 191,563 Shares owned directly by USAA-II; (iv) USAA, USAA-CC, Realco, and USAA-III may be deemed to have shared voting and dispositive power with respect to the 107,634 Shares owned directly by USAA-III; (v) USAA, USAA-CC, Realco, and USAA-IV may be deemed to have shared voting and dispositive power with respect to the 92,959 Shares owned directly by USAA-IV; (vi) USAA and USAA-CC may be deemed to have indirect beneficial ownership of all of the 1,674,087 Shares owned directly by Realco, USAA-I, USAA-II, USAA-III, and USAA-IV, constituting 17.4% of the total number of Shares, and (vii) Realco may be deemed to have direct and indirect beneficial ownership of all of the 1,674,087 Shares owned directly by Realco, USAA-I, USAA-II, USAA-III, and USAA-IV, constituting 17.4% of the total number of Shares.

           All Share numbers in the immediately preceding paragraphs of this
     Item 5 reflect a one-for-five reverse stock split effected by the Company on October 15, 1997 (the "Reverse Stock Split"). All percentages in the immediately preceding paragraphs of this Item 5 are based on 9,597,807 Shares (reflecting the Reverse Stock Split) consisting of: (i) 4,640,016 Shares outstanding as of November 20, 1997 (as disclosed at page 5 of the Joint Proxy Statement/Prospectus), (ii) 544,962 Shares issued to Realco on December 1, 1997 upon conversion of the Modified Notes, and (iii) 4,412,829 Shares to be issued as a result of the Mergers (as disclosed at page 118 of the Joint Proxy Statement/Prospectus).

           Appendix B hereto, which is incorporated herein by this reference, sets forth certain information with respect to Shares owned beneficially by the persons identified on Appendix A.

           Except as disclosed herein, none of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the persons identified on Appendix A, have effected any transactions in Shares since November 21, 1997. Certain of such persons may purchase Shares in the future for their own account and not pursuant to any agreement, arrangement or understanding with the Reporting Parties with respect to the voting or disposition of any such Shares. The Reporting Parties disavow the existence of a group with any of such persons.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     The following are filed herewith as Exhibits to this Amendment No. 2 to
Schedule 13D.

     10.11 Form of Amended and Restated Agreement and Plan of Merger, dated as of June 30,1997, by and between the Company and each of RELP I, RELP II, RELP III and RELP IV (incorporated by reference to Annex I to the Joint Proxy Statement/Prospectus forming a part of the Company's Registration Statement on Form S-4 (No. 333-31823)).

     10.12 Amended and Restated Agreement for Joint Filing on Behalf of Each Reporting Party.

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 26, 1998          UNITED SERVICES AUTOMOBILE ASSOCIATION



                                By: /s/ Bradford W. Rich
                                   -------------------------------------------
                                Name:   Bradford W. Rich
                                Title:  Senior Vice President

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 26, 1998          USAA CAPITAL CORPORATION



                                By: /s/ Bradford W. Rich
                                   -------------------------------------------
                                Name:   Bradford W. Rich
                                Title:  Senior Vice President

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 26, 1998          USAA REAL ESTATE COMPANY



                                By: /s/ T. Patrick Duncan
                                   -------------------------------------------
                                Name:   T. Patrick Duncan
                                Title:  Senior Vice President - Operations

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 26, 1998          USAA INVESTORS I, INC.



                                By: /s/ T. Patrick Duncan
                                   -------------------------------------------
                                Name:   T. Patrick Duncan
                                Title:  Senior Vice President -
                                        Real Estate Operations

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 26, 1998          USAA INVESTORS II, INC.



                                By: /s/ T. Patrick Duncan
                                   -------------------------------------------
                                Name:   T. Patrick Duncan
                                Title:  Senior Vice President -
                                        Real Estate Operations

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 26, 1998          USAA PROPERTIES III, INC.



                                By: /s/ T. Patrick Duncan
                                   -------------------------------------------
                                Name:   T. Patrick Duncan
                                Title:  Senior Vice President -
                                        Real Estate Operations

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 26, 1998          USAA PROPERTIES IV, INC.



                                By: /s/ T. Patrick Duncan
                                   -------------------------------------------
                                Name:   T. Patrick Duncan
                                Title:  Senior Vice President -
                                        Real Estate Operations

     Appendix A is hereby amended by deleting it in its entirety and substituting the following therefor:

                                                                      APPENDIX A

         CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS
                        OF USAA, USAA-CC, REALCO, USAA-I,
                         USAA-II, USAA-III, AND USAA-IV

     USAA and certain of its direct and indirect subsidiaries are listed below with numerical designations for purposes of providing certain information regarding directors and executive officers of USAA, USAA-CC, Realco, USAA-I, USAA-II, USAA-III, and USAA-IV: (1) USAA; (2) USAA Casualty Insurance Company;
(3) USAA General Indemnity Company; (4) USAA Property & Casualty Agency, Inc.;
(5) USAA Insurance Agency, Inc.; (6) USAA Limited; (7) USAA Life Insurance Company; (8) USAA Life General Agency, Inc.; (9) USAA Alliance Services, Inc.;
(10) USAA Capital Corporation; (11) USAA Funding Company; (12) USAA Property Holdings, Inc.; (13) HTO, Inc.; (14) USAA Buying Services, Inc.; (15) Hausman Road Water Supply Corporation; (16) USAA Capital Development, Inc.; (17) Institutional Realty Investors, Inc.; (18) La Cantera Development Company; (19) Fiesta Texas Showpark, Inc.; (20) La Cantera Hospitality, Inc.; (21) USAA Federal Savings Bank; (22) Intentionally Omitted; (23) Intentionally Omitted;
(24) USAA Relocation Services, Inc.; (25) USAA Investment Corporation; (26) USAA Investment Management Company; (27) USAA Transfer Agency Company; (28) USAA Traco Service GmbH; (29) USAA Investment Trust; (30) USAA Mutual Fund, Inc.;
(31) USAA Tax Exempt Fund, Inc.; (32) USAA State Tax-Free Trust; (33) USAA Educational Foundation (The); (34) USAA Political Action Committee; (35) USAA Employee Benefit Association; (36) USAA Real Estate Company; (37) USAA Real Estate Equities, Inc.; (38) Alhambra Gables One, Inc.; (39) L.A. Wilshire One, Inc.; (40) La Paz, Inc.; (41) Las Colinas Management Company; (42) Quorum Real Estate Services Corporation; (43) USAA Equity Advisors, Inc.; (44) USAA Health Services, Inc.; (45) USAA Investors I, Inc.; (46) USAA Investors II, Inc.; (47) USAA Properties Fund, Inc.; (48) USAA Properties II, Inc.; (49) USAA Properties III, Inc.; (50) USAA Properties IV, Inc.; (51) USAA Real Estate-Midwest, Inc.;
(52) USAA Real Estate Development Company; (53) USAA Real Estate Management Company; (54) USAA County Mutual Insurance Company; (55) USAA Financial Administration Company; (56) USAA Financial Planning Network, Inc.; (57) Capital Financial Resources Company; (58) USAA Financial Services Corporation; (59) USAA Credit Card Bank (collectively, the Subsidiaries). USAA and subsidiaries (2-35, 54-59) have a business address of USAA Building, 9800 Fredericksburg, San Antonio, Texas 78288. Subsidiaries (36-53) have a business address of 8000 Robert F. McDermott Freeway IH-10 West, Suite 600, San Antonio, Texas 78230-3884. Except as described in Item 2, the principal businesses of the entities listed above are insurance underwriting and related investment activity. Set forth below are the names, the residences or business addresses, and the present principal occupation or employment of the directors and executive officers of the Reporting Parties.

1.       UNITED SERVICES AUTOMOBILE ASSOCIATION

Name and Position                       Business Address                       Present Occupation
-----------------                       ----------------                       ------------------

ROBERT T. HERRES,                       USAA Building                          Serves as Chairman/President/CEO/COO/
Chairman/President/CEO/COO              San Antonio, Texas 78288               Attorney-in-Fact of USAA and Director of
Attorney-in-Fact and Director                                                  Subsidiaries (2, 3, 6, 9, 10, 11, 14, 33 and
                                                                               54) and as Chairman of Board of Subsidiaries
                                                                               (9, 10, 11, 14, 33 and 54); and as Chairman of
                                                                               the Board and CEO of Subsidiaries (2 and 3);
                                                                               and as Managing Director of Subsidiary (6)

JOHN D. BUCKELEW, Director              USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

DANIEL W. CHRISTMAN, Director           USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

DANIEL L. COOPER, Director              USAA Building                          Serves as Director and 1st Vice Chairman
                                        San Antonio, Texas 78288               of the Board of USAA.

STEPHEN B. CROKER, Director             USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

LESLIE G. DENEND, Director              USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

FRED A. GORDEN, Director                USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

MARCELITE J. HARRIS, Director           USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

WILLIAM J. HYBL, Director               USAA Building                          Serves as Director of USAA and Subsidiary
                                        San Antonio, Texas 78288               (10).

RICHARD D. MILLIGAN, Director           USAA Building                          Serves as Director of USAA and Subsidiary
                                        San Antonio, Texas 78288               (10).

JOHN H. MOELLERING, Director            USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

MYRNA H. WILLIAMSON, Director           USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

THOMAS P. CARNEY, Director              USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

DENTON L. PEOPLES, Director             USAA Building                          Serves as Director of USAA.
                                        San Antonio, Texas 78288

WILSON C. COONEY, Deputy Attorney-      USAA Building                          Serves as President-Property & Casualty
in-Fact, President-Property & Casualty  San Antonio, Texas 78288               Insurance, P&C of USAA and as Director
Insurance, P&C                                                                 of Subsidiaries (2-6, 10, 14, 34, 35 and
                                                                               54); and as Vice Chair of Board and
                                                                               President of Subsidiaries (2 and 3);
                                                                               and as Chairman of Board of Subsidiaries
                                                                               (4 & 5), and CEO of Subsidiary (54).

HENRY VICCELLIO, JR., Executive Vice    USAA Building                          Serves as Executive Vice President and
President, Deputy CEO for Operational   San Antonio, Texas 78288               Deputy CEO of USAA; and as Director of
Integration and Support                                                        Subsidiary (33).

STEVEN M. EAMES, Sr. Vice President -   USAA Building                          Serves as Sr. Vice President-Chief
Chief Communications and Marketing      San Antonio, Texas 78288               Communications Officer of USAA and as
Officer                                                                        Director and President of Subsidiary (33).


MICHAEL J.C. ROTH, Vice Chair, CEO,     USAA Building                          Serves as Director, Vice Chair, CEO, and
President and Director                  San Antonio, Texas 78288               President of Subsidiaries (25-28) and as
                                                                               Director of Subsidiaries (7, 35 and 56)
                                                                               and as Director, Vice Chair and President of
                                                                               Subsidiary (29).

JOSUE ROBLES, JR., Sr. Vice President-  USAA Building                          Serves as Sr. Vice President-CFO and Treasurer of
CFO/Treasurer                           San Antonio, Texas 78288               USAA and as Director of Subsidiaries (2, 3, 6, 7,
                                                                               9-12, 13, 14, 16, 17, 21, 27, 33, 34, 35, 54
                                                                               and 56); and as Vice President-Treasurer of
                                                                               Subsidiaries (2, 3, 9, 13, 14, 33, 54, 56);
                                                                               and as Sr. Vice President-Controller of
                                                                               Subsidiaries (10-12, 16); and as Chair of
                                                                               Board and President of Subsidiary (35); and as
                                                                               Treasurer of Subsidiaries (33 and
                                                                               34), and Chairman of (12, 13, and 16) and
                                                                               as Chairman, President, CEO, and
                                                                               Controller/Treasurer of Subsidiary (17).

EDWIN L. ROSANE, Vice Chair of          USAA Building                          Serves as Vice Chair, CEO, President of
Board, CEO, President and Director      San Antonio, Texas 78288               Subsidiary (7) and as Director of Subsidiaries
                                                                               (7, 8, 11, 34, 35 and 56); and as Chairman of
                                                                               the Board and President of Subsidiary (8).

2.       USAA CAPITAL CORPORATION

Name and Position                       Business Address                       Present Occupation
-----------------                       ----------------                       ------------------

ROBERT G. DAVIS, Director, Vice         USAA Building                          Serves as Director, Vice Chairman, CEO
Chairman, CEO/President                 San Antonio, Texas 78288               and President of USAA Capital
                                                                               Corporation; and as Director of Subsidiaries
                                                                               (2, 3, 7, 11-21, 25-37, 54 and 56); and as
                                                                               Chairman of the Board of Subsidiaries (7, 15,
                                                                               18-21, 25-37, 54 and 56); and as Vice Chairman
                                                                               of the Board of Subsidiaries (11, 12, 33 and 35);
                                                                               and as CEO/President of Subsidiaries (11, 12,
                                                                               13, 16 and 56); and as President of Subsidiary
                                                                               (15); and as Vice President of Subsidiary (54); and
                                                                               as Vice President/Treasurer of Subsidiary (35).

WILLIAM J. HYBE, Director               USAA Building                          Serves as Director of USAA Capital
                                        San Antonio, Texas 78288               Corporation and Subsidiary (1).

RICHARD D. MILLIGAN, Director           USAA Building                          Serves as Director of USAA Capital
                                        San Antonio, Texas 78288               Corporation and Subsidiary (1).

ROBERT T. HERRES,                       USAA Building                          Serves as Director and Chairman of USAA
Director, Chairman                      San Antonio, Texas 78288               Capital Corporation and Subsidiaries (1-3, 6,
                                                                               9, 10, 11, 14, 33 and 54); and as
                                                                               Chairman of the Board of Subsidiaries
                                                                               (9, 10, 11, 14, 33 and 54); and
                                                                               as Chairman of the Board and CEO of
                                                                               Subsidiaries (2 and 3); and as Managing
                                                                               Director of Subsidiary (6); and as Chairman/
                                                                               President/CEO/COO/Attorney-In-Fact of USAA.



BRADFORD W. RICH, Director, Senior      USAA Building                          Serves as Director of USAA Capital
Vice President and Secretary            San Antonio, Texas 78288               Corporation and Subsidiaries (2, 3, 6, 7, 9,
                                                                               12-13, 14, 16, 17, 25, 27, 28, 33, 34,
                                                                               35, 56 and 54); and as Chairman of the Officers
                                                                               of the Board of Directors of Subsidiary (34);
                                                                               and as Senior Vice President of USAA Capital
                                                                               Corporation and Subsidiaries (1, 11, 12, 16
                                                                               and 17); and as Vice President of Subsidiaries
                                                                               (2, 3, 7, 14, 33, 54 and 56); and as Treasurer of
                                                                               Subsidiary (15); and as Secretary of USAA
                                                                               Capital Corporation and Subsidiaries (1, 2, 3,
                                                                               7, 11, 12, 14, and 15-17, 33, 54, and 56).

JOSUE ROBLES, Director,Senior Vice      USAA Building                          Serves as Director of USAA Capital
President and Controller                San Antonio, Texas 78288               Corporation and Subsidiaries (2, 3, 6, 7, 9,
                                                                               11-14, 16, 17, 21, 27, 33-35, 54 and 56);
                                                                               and as Chairman of Board of Subsidiaries (12,
                                                                               13, 16, 17, 35); and as President of Subsidiaries
                                                                               (17 and 35); and as CFO of Subsidiary (1); and
                                                                               as CEO of Subsidiary (17); and as Senior Vice
                                                                               President of USAA Capital Corporation, USAA
                                                                               and of Subsidiaries (11 and 16); and as Vice
                                                                               President of Subsidiaries (2, 3, 9, 13, 14, 33, 54
                                                                               and 56); and as Controller of USAA Capital
                                                                               Corporation and of Subsidiaries (11, 16 and 17);
                                                                               and as Treasurer of Subsidiaries (1, 2, 3, 9,
                                                                               13, 14, 16, 17, 33, 34, 54 and 56).

3.       USAA REAL ESTATE COMPANY

Name and Position                       Business Address                       Present Occupation
-----------------                       ----------------                       ------------------

STEPHANIE A. COLEMAN, Director          613 N. W. Loop 410, Suite 140          Managing Partner of Staffing Solutions
                                        San Antonio, Texas 78217

LUIS DE LA GARZA, Director              1020 N.E. Loop 410, Suite 700          Vice President-Corporate Relations
                                        San Antonio, Texas 78217               PG&E Gas Transmission

BRIG. GEN. KENNETH R. FLEENOR,          14715 Hermes                           Retired from Military
Director                                Selma, Texas 78154

EDWARD B. KELLEY, President,            8000 Robert F. McDermott Frwy.         Serves as President, CEO, Vice Chairman
CEO Vice Chairman and Director          IH-10 West, Suite 600                  and Director of the Board of USAA Real
                                        San Antonio, Texas 78230-3884          Estate Company and Subsidiary (18); and
                                                                               as Director of Subsidiaries (13, 15, 19, 20
                                                                               and 37-53); and as Vice Chairman of the
                                                                               Board of Subsidiaries (13 and 15); and as
                                                                               CEO of Subsidiaries (20, 37-43, and 45-
                                                                               53); and as President of Subsidiaries (20,
                                                                               37-42, and 44-53); and as Chairman of the
                                                                               Board of Subsidiaries (37-43, 45-53).

T. PATRICK DUNCAN, Senior Vice          8000 Robert F. McDermott Frwy.         Serves as Senior Vice President of USAA
President and Director                  IH-10 West, Suite 600                  Real Estate Company and Subsidiaries (37-
                                        San Antonio, Texas 78230-3884          53) and as Director of USAA Real Estate
                                                                               Company and Subsidiaries (37-53); and as Vice
                                                                               Chair of Subsidiaries (38-43, 45-53).


RANDAL R. SEEWALD, Vice President       8000 Robert F. McDermott Frwy.         Serves as Vice President of USAA Real Estate
and Secretary                           IH-10 West, Suite 600                  Company and Subsidiaries (18-20 and 37-53)
                                        San Antonio, Texas 78230-3884          and as Director of Subsidiaries 38-53) and
                                                                               as Treasurer of Subsidiaries (18-20), and as
                                                                               Secretary of USAA Real Estate Company and
                                                                               Subsidiaries (18-20, 37-53).

MARTHA J. BARROW, Vice President        8000 Robert F. McDermott Frwy.         Serves as President of Subsidiary (43) and
and Treasurer                           IH-10 West, Suite 600                  as Vice President of USAA Real Estate
                                        San Antonio, Texas 78230-3884          Company and Subsidiaries (37-42 and 44- 53) and as
                                                                               Director of Subsidiary (42) and as Treasurer
                                                                               of USAA Real Estate Company and Subsidiaries
                                                                               (37-42, 44-53).

S. WAYNE PEACOCK, Vice President        8000 Robert F. McDermott Frwy.         Serves as Vice President of USAA Real
                                        IH-10 West, Suite 600                  Estate Company and Subsidiaries (37-39,
                                        San Antonio, Texas 78230-3884          42, 43 and 45-53) and Director of Subsidiary (42).

RANDELL E. CARR, JR., Asst. Vice        8000 Robert F. McDermott Frwy.         Serves as Assistant Vice President of
President                               IH-10 West, Suite 600                  USAA Real Estate Company and
                                        San Antonio, Texas 78230-3884          Subsidiaries (42 and 53).

MAJ. GEN. CHRIS O. DIVICH, Director     9311 San Pedro, Suite 600              Serves as Senior Vice President of
                                        San Antonio, Texas 78216               Southwest Business Corporation.

DAVID A. ROSALES, Asst. Vice            8000 Robert F. McDermott Frwy.         Serves as Assistant Vice President and
President and Controller                IH-10 West, Suite 600                  Controller of USAA Real Estate Company
                                        San Antonio, Texas 78230-3884          and Subsidiaries (37-43 and 45-53).

SUSAN T. WALLACE, Vice President        8000 Robert F. McDermott Frwy.         Serves as Vice President of USAA Real
                                        IH-10 West, Suite 600                  Estate Company and Subsidiaries (37-39,
                                        San Antonio, Texas 78230-3884          41, 43 and 45-51).

DAVID M. HOLMES, Asst. Vice             8000 Robert F. McDermott Frwy.         Serves as Assistant Vice President of
President                               IH-10 West, Suite 600                  USAA Real Estate Company and
                                        San Antonio, Texas 78230-3884          Subsidiaries (38, 39, 43 and 45-51).

4.       USAA INVESTORS I, INC.

Name and Position                       Business Address                        Present Occupation
-----------------                       ----------------                        ------------------

EDWARD B. KELLEY, Chairman,             8000 Robert F. McDermott Frwy.          Serves as President, CEO, Vice Chairman
President, CEO and Director             IH-10 West, Suite 600                   and Director of the Board of USAA Real
                                        San Antonio, Texas  78230-3884          Estate Company and Subsidiary (18); and
                                                                                as Director of Subsidiaries (13, 15, 19, 20
                                                                                and 37-53); and as Vice Chairman of the
                                                                                Board of Subsidiaries (13 and 15); and as
                                                                                CEO of Subsidiaries (20, 37-43, and 45-
                                                                                53); and as President of Subsidiaries (20,
                                                                                37-42, and 44-53); and as Chairman of the
                                                                                Board of Subsidiaries (37-43, 45-53).

T. PATRICK DUNCAN, Vice Chairman,       8000 Robert F. McDermott Frwy.          Serves as Senior Vice President of USAA
Senior Vice President and Director      IH-10 West, Suite 600                   Real Estate Company and Subsidiaries (37-
                                        San Antonio, Texas 78230-3884           53) and as Director of USAA Real Estate
                                                                                Company and Subsidiaries (37-53); and as Vice
                                                                                Chair of Subsidiaries (38-43, 45-53).

RANDAL R. SEEWALD, Vice President,      8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real Estate
Secretary, Legal Counsel and Director   IH-10 West, Suite 600                   Company and Subsidiaries (18-20 and 37-53)
                                        Antonio, Texas 78230-3884               and as Director of Subsidiaries (38-53) and
                                                                                as Treasurer of Subsidiaries (18-20), and as
                                                                                Secretary of USAA Real Estate Company and
                                                                                Subsidiaries (18-20, 37-53).

Name and Position                       Business Address                        Present Occupation
-----------------                       ----------------                        ------------------

MARTHA J. BARROW, Vice President        8000 Robert F. McDermott Frwy.          Serves as President of Subsidiary (43) and
and Treasurer                           IH-10 West, Suite 600                   as Vice President of USAA Real Estate
                                        San Antonio, Texas 78230-3884           Company and Subsidiaries (37-42 and 44- 53) and as
                                                                                Director of Subsidiary (42) and as Treasurer
                                                                                of USAA Real Estate Company and Subsidiaries
                                                                                (37-42, 44-53).

S. WAYNE PEACOCK, Vice President        8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
                                        IH-10 West, Suite 600                   Estate Company and Subsidiaries (37-39,
                                        San Antonio, Texas  78230-3884          42, 43 and 45-53) and Director of
                                                                                Subsidiary (42)

SUSAN T. WALLACE, Vice President        8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
                                        IH-10 West, Suite 600                   Estate Company and Subsidiaries (37-39,
                                        San Antonio, Texas  78230-3884          41, 43 and 45-51).

DAVID A. ROSALES, Assistant Vice        8000 Robert F. McDermott Frwy.          Serves as Assistant Vice President and
President and Controller                IH-10 West, Suite 600                   Controller of USAA Real Estate Company
                                        San Antonio, Texas 78230-3884           and Subsidiaries (37-43 and 45-53).

DAVID M. HOLMES, Assistant Vice         8000 Robert F. McDermott Frwy.          Serves as Assistant Vice President of
President                               IH-10 West, Suite 600                   USAA Real Estate Company and
                                        San Antonio, Texas  78230-3884          Subsidiaries (38, 39, 43 and 45-51)

5.       USAA INVESTORS II, INC.

Name and Position                       Business Address                        Present Occupation
-----------------                       ----------------                        ------------------

EDWARD B. KELLEY, Chairman,             8000 Robert F. McDermott Frwy.          Serves as President, CEO, Vice Chairman
President, CEO and Director             IH-10 West, Suite 600                   and Director of the Board of USAA Real
                                        San Antonio, Texas  78230-3884          Estate Company and Subsidiary (18); and
                                                                                as Director of Subsidiaries (13, 15, 19, 20
                                                                                and 37-53); and as Vice Chairman of the
                                                                                Board of Subsidiaries (13 and 15); and as
                                                                                CEO of Subsidiaries (20, 37-43, and 45-
                                                                                53); and as President of Subsidiaries (20,
                                                                                37-42, and 44-53); and as Chairman of the
                                                                                Board of Subsidiaries (37-43, 45-53).

T. PATRICK DUNCAN, Vice Chairman,       8000 Robert F. McDermott Frwy.          Serves as Senior Vice President of USAA
Senior Vice President and Director      IH-10 West, Suite 600                   Real Estate Company and Subsidiaries (37-
                                        San Antonio, Texas 78230-3884           53) and as Director of USAA Real Estate
                                                                                Company and Subsidiaries (37-53); and as Vice
                                                                                Chair of Subsidiaries (38-43, 45-53).

RANDAL R. SEEWALD, Vice President,      8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
Secretary, Legal Counsel and Director   IH-10 West, Suite 600                   Estate Company and Subsidiaries (18-20
                                        San Antonio, Texas 78230-3884           and 37-53) and as Director of Subsidiaries
                                                                                (38-53) and as Treasurer of Subsidiaries
                                                                                (18-20) and as Secretary of USAA Real Estate
                                                                                Company and of Subsidiaries (18-20, 37-53).

MARTHA J. BARROW, Vice President        8000 Robert F. McDermott Frwy.          Serves as President of Subsidiary (43) and
and Treasurer                           IH-10 West, Suite 600                   as Vice President of USAA Real Estate
                                        San Antonio, Texas 78230-3884           Company and Subsidiaries (37-42 and 44- 53) and as
                                                                                Director of Subsidiary (42) and as Treasurer
                                                                                of USAA Real Estate Company and Subsidiaries
                                                                                (37-42, 44-53).

Name and Position                       Business Address                        Present Occupation
-----------------                       ----------------                        ------------------

S. WAYNE PEACOCK, Vice President        8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
                                        IH-10 West, Suite 600                   Estate Company and Subsidiaries (37-39,
                                        San Antonio, Texas  78230-3884          42, 43 and 45-53) and Director of
                                                                                Subsidiary (42)

SUSAN T. WALLACE, Vice President        8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
                                        IH-10 West, Suite 600                   Estate Company and Subsidiaries (37-39,
                                        San Antonio, Texas  78230-3884          41, 43 and 45-51).

DAVID A. ROSALES, Assistant Vice        8000 Robert F. McDermott Frwy.          Serves as Assistant Vice President and
President and Controller                IH-10 West, Suite 600                   Controller of USAA Real Estate Company
                                        San Antonio, Texas 78230-3884           and Subsidiaries (37-43 and 45-53).

DAVID M. HOLMES, Assistant Vice         8000 Robert F. McDermott Frwy.          Serves as Assistant Vice President of
President                               IH-10 West, Suite 600                   USAA Real Estate Company and
                                        San Antonio, Texas  78230-3884          Subsidiaries (38, 39, 43 and 45-51)

6.       USAA PROPERTIES III, INC.

Name and Position                       Business Address                        Present Occupation
-----------------                       ----------------                        ------------------

EDWARD B. KELLEY, Chairman,             8000 Robert F. McDermott Frwy.          Serves as President, CEO, Vice Chairman
President, CEO and Director             IH-10 West, Suite 600                   and Director of the Board of USAA Real
                                        San Antonio, Texas  78230-3884          Estate Company and Subsidiary (18); and
                                                                                as Director of Subsidiaries (13, 15, 19, 20
                                                                                and 37-53); and as Vice Chairman of the
                                                                                Board of Subsidiaries (13 and 15); and as
                                                                                CEO of Subsidiaries (20, 37-43, and 45-
                                                                                53); and as President of Subsidiaries (20,
                                                                                37-42, and 44-53); and as Chairman of the
                                                                                Board of Subsidiaries (37-43, 45-53).

T. PATRICK DUNCAN, Vice Chairman,       8000 Robert F. McDermott Frwy.          Serves as Senior Vice President of USAA
Senior Vice President and Director      IH-10 West, Suite 600                   Real Estate Company and Subsidiaries (37-
                                        San Antonio, Texas 78230-3884           53) and as Director of USAA Real Estate Company
                                                                                and Subsidiaries (37-53); and as Vice Chair of
                                                                                Subsidiaries (38-43, 45-53).

RANDAL R. SEEWALD, Vice President,      8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
Secretary, Legal Counsel and Director   IH-10 West, Suite 600                   Estate Company and Subsidiaries (18-20
                                        San Antonio, Texas 78230-3884           and 37-53) and as Director of Subsidiaries
                                                                                (38-53) and as Treasurer of Subsidiaries
                                                                                (18-20) and as Secretary of USAA Real Estate
                                                                                Company and of Subsidiaries (18-20, 37-53).

MARTHA J. BARROW, Vice President        8000 Robert F. McDermott Frwy.          Serves as President of Subsidiary (43) and
and Treasurer                           IH-10 West, Suite 600                   as Vice President of USAA Real Estate
                                        San Antonio, Texas 78230-3884           Company and Subsidiaries (37-42 and 44- 53) and as
                                                                                Director of Subsidiary (42) and as Treasurer
                                                                                of USAA Real Estate Company and Subsidiaries
                                                                                (37-42, 44-53).

S. WAYNE PEACOCK, Vice President        8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
                                        IH-10 West, Suite 600                   Estate Company and Subsidiaries (37-39,
                                        San Antonio, Texas  78230-3884          42, 43 and 45-53) and Director of
                                                                                Subsidiary (42)

SUSAN T. WALLACE, Vice President        8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
                                        IH-10 West, Suite 600                   Estate Company and Subsidiaries (37-39,
                                        San Antonio, Texas  78230-3884          41, 43 and 45-51).

Name and Position                       Business Address                        Present Occupation
-----------------                       ----------------                        ------------------

DAVID A. ROSALES, Vice President and    8000 Robert F. McDermott Frwy.          Serves as Assistant Vice President and
Controller                              IH-10 West, Suite 600                   Controller of USAA Real Estate Company
                                        San Antonio, Texas 78230-3884           and Subsidiaries (37-43 and 45-53).

DAVID M. HOLMES, Assistant Vice         8000 Robert F. McDermott Frwy.          Serves as Assistant Vice President of
President                               IH-10 West, Suite 600                   USAA Real Estate Company and
                                        San Antonio, Texas  78230-3884          Subsidiaries (38, 39, 43 and 45-51)

7.       USAA PROPERTIES IV, INC.

Name and Position                       Business Address                        Present Occupation
-----------------                       ----------------                        ------------------

EDWARD B. KELLEY, Chairman,             8000 Robert F. McDermott Frwy.          Serves as President, CEO, Vice Chairman
President, CEO and Director             IH-10 West, Suite 600                   and Director of the Board of USAA Real
                                        San Antonio, Texas  78230-3884          Estate Company and Subsidiary (18); and
                                                                                as Director of Subsidiaries (13, 15, 19, 20
                                                                                and 37-53); and as Vice Chairman of the
                                                                                Board of Subsidiaries (13 and 15); and as
                                                                                CEO of Subsidiaries (20, 37-43, and 45-
                                                                                53); and as President of Subsidiaries (20,
                                                                                37-42, and 44-53); and as Chairman of the
                                                                                Board of Subsidiaries (37-43, 45-53).

T. PATRICK DUNCAN, Vice Chairman,       8000 Robert F. McDermott Frwy.          Serves as Senior Vice President of USAA
Senior Vice President and Director      IH-10 West, Suite 600                   Real Estate Company and Subsidiaries (37-
                                        San Antonio, Texas 78230-3884           53) and as Director of USAA Real Estate
                                                                                Company and Subsidiaries (37-53); and as Vice
                                                                                Chair of Subsidiaries (38-43, 45-53).

RANDAL R. SEEWALD, Vice President,      8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
Secretary, Legal Counsel and Director   IH-10 West, Suite 600                   Estate Company and Subsidiaries (18-20
                                        San Antonio, Texas 78230-3884           and 37-53) and as Director of Subsidiaries
                                                                                (38-53) and as Treasurer of Subsidiaries
                                                                                (18-20) and as Secretary of USAA Real
                                                                                Estate Company and of Subsidiaries (18-20,
                                                                                37-53).

MARTHA J. BARROW, Vice President        8000 Robert F. McDermott Frwy.          Serves as President of Subsidiary (43) and
and Treasurer                           IH-10 West, Suite 600                   as Vice President of USAA Real Estate
                                        San Antonio, Texas 78230-3884           Company and Subsidiaries (37-42 and 44-53) and as
                                                                                Director of Subsidiary (42) and as Treasurer
                                                                                of USAA Real Estate Company and Subsidiaries
                                                                                (37-42, 44-53).

S. WAYNE PEACOCK, Vice President        8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
                                        IH-10 West, Suite 600                   Estate Company and Subsidiaries (37-39,
                                        San Antonio, Texas  78230-3884          42, 43 and 45-53) and Director of
                                                                                Subsidiary (42)

SUSAN T. WALLACE, Vice President        8000 Robert F. McDermott Frwy.          Serves as Vice President of USAA Real
                                        IH-10 West, Suite 600                   Estate Company and Subsidiaries (37-39,
                                        San Antonio, Texas  78230-3884          41, 43 and 45-51).

DAVID A. ROSALES, Assistant Vice        8000 Robert F. McDermott Frwy.          Serves as Assistant Vice President and
President and Controller                IH-10 West, Suite 600                   Controller of USAA Real Estate Company
                                        San Antonio, Texas 78230-3884           and Subsidiaries (37-43 and 45-53).

DAVID M. HOLMES, Assistant Vice         8000 Robert F. McDermott Frwy.          Serves as Assistant Vice President of
President                               IH-10 West, Suite 600                   USAA Real Estate Company and
                                        San Antonio, Texas  78230-3884          Subsidiaries (38, 39, 43 and 45-51)

                                                                      APPENDIX B

                             BENEFICIAL OWNERSHIP BY
                        DIRECTORS AND EXECUTIVE OFFICERS
                        OF USAA, USAA-CC, REALCO, USAA-I,
                         USAA-II, USAA-III, AND USAA-IV

     Except as indicated below, to the knowledge of the Reporting Parties, none of the persons identified on Appendix A beneficially own any Shares as of January 20, 1998. To the knowledge of the Reporting Parties, all Shares are beneficially owned directly by the person indicated in the table, and such person has sole voting and dispositive power with respect to such Shares.

                                          Amount of
Director/Executive Officer          Beneficial Ownership       Percent of Class
--------------------------          --------------------       ----------------

T. Patrick Duncan                           600                        --
Edward B. Kelly                           1,000                        --
S. Wayne  Peacock                         2,000                        --
David M. Holmes                           1,750                        --

Each of the directors and executive officers of USAA may be deemed to share beneficial ownership of Shares beneficially owned by USAA, each of the directors and executive officers of USAA-CC may be deemed to share beneficial ownership of Shares beneficially owned by USAA-CC, each of the directors and executive officers of Realco may be deemed to share beneficial ownership of Shares beneficially owned by Realco, each of the directors and executive officers of USAA I may be deemed to share beneficial ownership of Shares beneficially owned by USAA I, each of the directors and executive officers of USAA II may be deemed to share beneficial ownership of Shares beneficially owned by USAA II, each of the directors and executive officers of USAA III may be deemed to share beneficial ownership of Shares beneficially owned by USAA III, and each of the directors and executive officers of USAA IV may be deemed to share beneficial ownership of Shares beneficially owned by USAA IV. Each of the individuals listed above disclaims beneficial ownership of such Shares, and the number of Shares shown above to be owned beneficially by each individual excludes such Shares.

                                  EXHIBIT INDEX

Exhibit No.

     10.11 Form of Amended and Restated Agreement and Plan of Merger, dated as of June 30,1997, by and between the Company and each of RELP I, RELP II, RELP III and RELP IV (incorporated by reference to Annex I to the Joint Proxy Statement/Prospectus forming a part of the Company's Registration Statement on Form S-4 (No. 333-31823)).

     10.12 Amended and Restated Agreement for Joint Filing on Behalf of Each Reporting Party.